BioHarvest Awarded $1.4M Grant from the Israel Innovation Authority to Pioneer AI-Driven Plant-Cell Synthesis

Grant to partially fund research that will enable faster development, with a higher probability of success, of new plant-based compounds (precision botanics) for the benefit of BioHarvest’s CDMO customers and partners

Vancouver, British Columbia and Rehovot, Israel – BioHarvest Sciences Inc (NASDAQ: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced that the Israel Innovation Authority (IIA) has approved a 4.33 million NIS (approximately USD $1.4 million) grant. This non-dilutive funding will support a new research initiative at BioHarvest integrating advanced data science, machine learning, computer vision and high-throughput digital sensing directly into BioHarvest’s biological development workflows, thereby accelerating its plant cell culture programs.

BioHarvest’s new approved research initiative focuses on moving plant cell culture from traditional empirical trial-and-error methods to a highly predictable, data-driven optimization framework. Specifically, by combining bioinformatics, chemo-informatics and artificial intelligence, the platform will systematically predict the success of plant cell propagation and dramatically maximize active metabolite yields.

Dr. Zaki Rakib, Chairman and Chief Executive Officer of BioHarvest, commented, “We are extremely thankful for the additional support from the IIA. This grant, the second we have received from IIA, strengthens the Company’s financial position by providing non-dilutive capital support as we additionally implement a more efficient, smarter means for our biological development workflows.”

Specifically, the program will accelerate the development of BioHarvest’s advanced computational discovery engine. This platform integrates proprietary predictive machine learning models with real-time digital sensing to rapidly identify optimal pathways and maximize bioactive yields across diverse plant species. Supported by secure, domain-specific scientific knowledge bases, these new capabilities will streamline early-stage R&D, transforming how complex plant-based compounds are forecasted, monitored, and scaled.

This marks the second grant BioHarvest has received from the Israel Innovation Authority this year. While the first grant was dedicated to scaling the manufacturing facility by integrating industrial automation and machine learning on the factory floor, this second grant is strictly focused on transforming the early-stage R&D pipeline through predictive AI. Together, these two distinct yet highly complementary initiatives fuel a technological transformation across the company—bridging the gap between intelligent, data-driven laboratory discovery and high-volume, autonomous commercial production.

The grant was provided by the Israel Innovation Authority in the form of a non-dilutive, zero-interest loan. Repayment is contingent upon the achievement of certain predefined commercial milestones and is expected to be made solely from future revenues generated by the funded project. No equity or equity-linked instruments were issued in connection with the grant.

About the Israeli Innovation Authority (IIA)

The Israeli Innovation Authority is a government entity dedicated to fostering Israel’s innovation ecosystem by supporting companies across all stages of technology development, from early research through industrial deployment. For more information, visit https://innovationisrael.org.il/en/.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products based on its botanical synthesis technology. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. The project being funded is a research project and there is no assurance that future revenues will be generated from the project, and successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com